December 4, 2025

Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7553

Attention: Perry Hindin

Re: Edison International

Schedule TO-I filed November 20, 2025

File No. 005-41447

Ladies and Gentlemen:

We, Edison International (the “Company”), are submitting this letter in response to the below comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 2, 2025, relating to the above referenced Schedule TO-I filed on November 20, 2025, as subsequently amended.

Cautionary Note Regarding Forward-Looking Statements, page iii

1.

Refer to the disclosure on page iii indicating that “[t]his Offer to Purchase and the documents it incorporates by reference contain “forward-looking statements” within the meaning of Private Securities Litigation Reform Act of 1995 and that “we are not obligated to publicly update or revise forward-looking statements.” We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. We also remind you of the registrant’s obligations under Exchange Act Rule 13e-3(c)(2), (d)(2) and (e)(3). Please revise the aforementioned disclosure accordingly.

The disclosure has been revised on page iii and v in response to the Staff’s comment.

Section 6 - Conditions to the Offers, page 11

2.

A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise the following conditions so that they are objectively determinable.

•

“there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offers, the acquisition of some or all of the Securities under the Offers or otherwise relates in any manner to the Offers...;”

•	“there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened...;” and

•	“in the Company’s reasonable judgment, there has occurred any of the following...any significant changes in the prices for the Securities.”

The disclosure has been revised on page 11 in response to the Staff’s comment.

If you have questions with respect to the responses set forth above, please contact David Lopez of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2632 or me at (626) 302-3476.

Very truly yours,

/s/ Kathleen Brennan de Jesus
Kathleen Brennan de Jesus

cc: David Lopez

Cleary Gottlieb Steen & Hamilton LLP